Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 303, 595 Howe Street
Vancouver, B.C. V6C 2T5

Item 2	Date of Material Change:

July 24, 2018

Item 3	News Release

July 26, 2018

Item 4	Summary of Material Change

On July 24, 2018 Chris Cherry resigned as CFO and Secretary of the Company, and Michael Kidd was appointed in his place.

Item 5.1	Full Description of Material Change

Refer to attached News Release dated July 24, 2018. For clarification the Directors and Officers of the Company are now comprised as follows:

Robert Cheney, CEO, President, Director
Michael Kidd, CFO and Secretary
Len Werden, Director
Chris Cherry, Director
Keturah Nathe, Director
D. Bruce Macdonald, Director

Item 5.2	Disclosure for Restructuring Transactions:	N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102:	N/A

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Michael Kidd, CFO
Phone: (604) 336-8613

Item 9	Date of Report

DATED this 30th day of July, 2018.

Per:	SIGNED: “ Michael Kidd”
Michael Kidd, CFO

Michael Kidd appointed Chief Financial Officer at C21 Investments
Leading Integrated Cannabis Company continues to build world-class operations

July 26, 2018 -- Vancouver, B.C. – C21 Investments [CSE:CXXI] continues to build a strong management team with the appointment of Michael Kidd as Chief Financial Officer. A native of Vancouver with international experience, Kidd brings an extensive background in finance with privately held firms in a variety of industries ranging from forestry to online retailing. Kidd will report to Robert Cheney, President and Chief Executive Officer, and his appointment is effective immediately.

“Michael has valuable experience in operations of large assets and treasury management,” said Cheney. “His experience in multiple, diverse industries makes him ideally qualified for a role with a high-growth firm like C21, which is acquiring quality operators in the cannabis industry.”

Kidd was most recently Chief Operating Officer and Chief Financial Officer at E.C.S. Electrical Cable Supply Ltd., a privately held leading distributor with operations in Canada and Dubai. Kidd was also Chief Financial Officer of Storefront.com Online; Director of Finance for Pacific Forest Products of New Zealand, as well as VP Finance at CITIC, an Asia-based, multi-national investment firm with interests around the world, for its New Zealand and Canadian operations.

“With its strong balance sheet and definitive agreements to acquire cannabis companies in Nevada and Oregon, C21 is establishing a solid base with attractive growth potential,” said Kidd. “The cannabis industry presents tremendous opportunity for companies that have revenue-producing assets, talented management, and an ethical culture.”

ABOUT C21 INVESTMENTS

C21 Investments Inc. (CSE – CXXI) is a vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company has definitive agreements to acquire cannabis companies in Oregon and Nevada, that when closed will make C21 one of the largest public cannabis companies by revenue in the world. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil and vaporizer cartridges.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

For more information please contact:
Graeme Harris
graeme@strategy2communications.com
+1 416 402-7050